7601 Southwest Parkway

Austin, Texas 78735

October 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re: YETI Holdings, Inc.

Registration Statement on Form S-1

Submitted September 27, 2018

CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (the “Company”), hereby submits this letter in connection with the review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) of the Company’s Registration Statement on Form S-1 (Registration No. 333-227578) (the “Registration Statement”).

The purpose of this letter is to notify the Staff of certain information in order to enable the Staff to complete its review of the Registration Statement and to provide an update regarding timing considerations related to the offering.

As previously disclosed to the Staff in the Company’s correspondence dated October 4, 2018, the Company expects to have a price range of $19.00 to $21.00 per share for the Company’s common stock, par value $0.01 per share (the “Shares”), to be offered for sale in the Company’s initial public offering (the “IPO”) (assuming an expected 0.397-for-1 reverse stock split). Also as previously disclosed to the Staff, the Company and the underwriters anticipate that a total of up to 25,875,000 Shares will be sold in the IPO, including up to 23,375,000 Shares to be sold by certain stockholders of the Company (the “Selling Stockholders”), which number includes 3,375,000 Shares that the underwriters have the option to purchase from the Selling Stockholders (in each case taking into account the proposed reverse stock split discussed above).

The Company is hereby submitting under cover of this letter changed pages to the Registration Statement that contain revisions to the disclosure giving effect to the reverse stock split, the increase in the authorized shares of the Company’s capital stock, and the sale of the number of offered shares described in the previous paragraph assuming the midpoint of the price range.

Specifically, the pages of the Registration Statement submitted hereby include the following sections of the prospectus:

•                  The cover page;

•                  Prospectus Summary (pages 4-5 and 10-15);

•                  Risk Factors (page 37);

•                  Use of Proceeds (page 43);

•                  Capitalization (pages 45-46)

•                  Dilution (pages 47-48);

•                  Selected Consolidated Financial and Other Data (page 49);

•                  Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 53 and 61-62);

•                  Principal and Selling Stockholders (pages 120-123);

•                  Description of Capital Stock (page 124);

•                  Shares Eligible for Future Sale (pages 130-131);

•                  Condensed Consolidated Balance Sheets as of June 30, 2018 and December 30, 2017 (page F-2);

•                  Condensed Consolidated Income Statements for the six months ended June 30, 2018 and July 1, 2017 (page F-3);

•                  Condensed Consolidated Statements of Deficit for the six months ended June 30, 2018 and July 1, 2017 (page F-5);

•                  Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and July 1, 2017 (page F-6);

•                  Note 2 to Condensed Consolidated Financial Statements (pages F-9 and F-10);

•                  Note 12 to Condensed Consolidated Financial Statements (page F-15);

•                  Report of Independent Registered Public Accounting Firm (page F-16);

•                  Consolidated Balance Sheets as of December 30, 2017 and December 31, 2016 (page F-17);

•                  Consolidated Statements of Operations for the years ended December 30, 2017, December 31, 2016, and December 31, 2015 (page F-18);

•                  Consolidated Statements of Equity (Deficit) for the years ended December 30, 2017, December 31, 2016, and December 31, 2015 (page F-20);

•                  Note 2 to Consolidated Financial Statements (pages F-30 and F-31);

•                  Note 6 to Consolidated Financial Statements (page F-36);

•                  Note 7 to Consolidated Financial Statements (pages F-38 and F-39); and

•                  Note 14 to Consolidated Financial Statements (page F-42).

Any notices or communication concerning this letter should be directed to: Bryan C. Barksdale, Senior Vice President, General Counsel and Secretary, YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735, Telephone: (512) 394-9384, Facsimile: (512) 857-9387.

The Company supplementally informs the Staff that it anticipates commencing its roadshow on or about October 15, 2018, with a target pricing date of October 24, 2018.  To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to October 12, 2018.

If you have any questions, please feel free to contact the undersigned by telephone at (512) 640-7235. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Paul C. Carbone
Paul C. Carbone
Senior Vice President and Chief Financial Officer

Enclosure

cc:                                Ms. Aamira Chaudhry

Mr. Doug Jones

Mr. John Dana Brown

Mr. Bryan C. Barksdale

Mr. Michael Benjamin

Mr. Timothy R. Curry

Ms. Kimberly J. Pustulka